Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes thereto which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in the Company’s Annual Report on Form-20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2025 (the “2024 Annual Report”), including the audited consolidated annual financial statements as of and for the year ended December 31, 2024, and the accompanying notes included therein, as well as our Report on Form 6-K filed with the SEC on July 29, 2025 (the “Announcement 6-K”).

As a result of many factors, including those factors set forth in the section titled “Forward-Looking Statements,” as well as the risk factors included in our 2024 Annual Report and the Announcement 6-K, ZOOZ’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Throughout this section, unless otherwise noted or the context requires otherwise, “we,” “us,” “our,” “ZOOZ” and the “Company” refer to ZOOZ Power Ltd. and its consolidated subsidiary, and in references to monetary amounts, “dollars” and “$” refer to U.S. Dollars, and “NIS” refers to New Israeli Shekels.

Certain figures, including interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in ZOOZ’s condensed consolidated interim financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Company Overview

In July 2025, in connection with the entry into the Purchase Agreement (as defined below) for the Initial Private Placement (as defined below), we adopted Bitcoin as our primary treasury reserve asset on an ongoing basis, subject to market conditions and our anticipated cash needs. Our strategy includes acquiring and holding Bitcoin using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital-raising transactions with the objective of using the proceeds to purchase Bitcoin, as is the case for the Subsequent Private Placement (as defined below). We have not set any specific target for the amount of Bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional Bitcoin purchases. This overall strategy also contemplates that we may periodically sell Bitcoin for general corporate purposes or in connection with strategies that generate tax benefits in accordance with applicable law, enter into additional capital-raising transactions, including those that could be collateralized by our Bitcoin holdings, and consider pursuing strategies to create income streams or otherwise generate funds using our Bitcoin holdings.

We view Bitcoin as a reliable store of value and a compelling investment. We believe Bitcoin has unique characteristics as a scarce and finite asset that can serve as a reasonable inflation hedge and safe haven amid global instability. We believe that the growing global acceptance and “institutionalization” of Bitcoin supports the view that Bitcoin is a reliable store of value. We believe that Bitcoin’s unique attributes not only differentiate it from fiat money, but also from other cryptocurrency assets, and for that reason, we have no plans to purchase cryptocurrency assets other than Bitcoin. We do not currently intend to hedge our Bitcoin holdings and have not adopted a hedging strategy with respect to Bitcoin. However, we may from time to time engage in hedging strategies as part of our treasury management operations if deemed appropriate.

In addition to the Bitcoin treasury strategy described above, we will continue to operate and commercialize our existing technology in the market of charging infrastructure for electric vehicles (“EVs”) and in the field of ultra-fast charging for EVs. In addition, we are exploring additional strategic alternatives to fully capitalize on our advanced, patented flywheel technology, particularly in the field of defense technology.

Recent Developments

●	Securities Purchase Agreements and Related Agreements

On July 29, 2025, we entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement transaction (the “Initial Private Placement”) with certain institutional and other accredited investors, pursuant to which we agreed to sell and issue an aggregate of (i) 1,000,000 ordinary shares (the “Initial Shares”), (ii) in lieu of such ordinary shares to investors that so choose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to purchase up to 1,500,000 Ordinary Shares (the “Initial Pre-Funded Warrants”), and (ii) accompanying warrants to acquire up to 5,000,000 Ordinary Shares (the “Ordinary Warrants”). The purchase price per Initial Share and accompanying Ordinary Warrants is $2.00 and the purchase price per Initial Pre-Funded Warrant and accompanying Ordinary Warrants is $1.999. The closing of the Initial Private Placement took place on July 31, 2025, and we received gross proceeds of $5.0 million from the Initial Private Placement, before deducting fees to the placement agent and offering expenses payable by us. We used a portion of the net proceeds from the Initial Private Placement to repay a portion of our outstanding promissory notes and the remainder for general corporate purposes determined by our board of directors in its sole discretion.

On July 29, 2025, we entered into an additional Securities Purchase Agreement (the “Subsequent Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) for a private placement transaction (the “Subsequent Private Placement” and together with the Initial Private Placement, the “Private Placement”) with certain institutional and other accredited investors (the investors in the Private Placement, the “Purchasers”), pursuant to which we agreed to sell and issue an aggregate of (i) 170,485,350 ordinary shares (the “Subsequent Shares” and together with the Initial Shares, the “Shares”) and (ii) in lieu of ordinary shares to investors that so choose (or are required, for the purpose of not exceeding the Ownership Cap, as defined below), pre-funded warrants to purchase up to 5,000,000 ordinary shares (the “Subsequent Pre-Funded Warrants” and together with the Initial Pre-Funded Warrants, the “Pre-Funded Warrants”). The purchase price per Subsequent Share is $1.00 and the exercise price per Subsequent Pre-Funded Warrant is $0.001. We anticipate receiving gross proceeds of approximately $180 million from the Private Placement, before deducting fees to the placement agent and offering expenses payable by us. The closing of the Subsequent Private Placement is expected to occur on the second business day after the date upon which we shall have received Shareholder Approval (as defined below) (the “Subsequent Closing”), subject to customary closing conditions. We intend to use the majority of the net proceeds from the Subsequent Private Placement to execute our new cryptocurrency treasury program, by building a reserve of Bitcoin, with the remaining portion of the net proceeds to repay a portion of our outstanding promissory notes and for general corporate purposes as shall be determined by our board of directors in its sole discretion.

The Initial Pre-Funded Warrants are immediately exercisable upon issuance and will not expire until exercised in full. The Subsequent Pre-Funded Warrants will be exercisable following (i) such date, if ever, that our shareholders approve an amendment to our articles of association (the “Articles Amendment”) to increase the registered share capital of the Company to a number of ordinary shares sufficient to allow for the full issuance of the Subsequent Shares and the full exercise of the Subsequent Pre-Funded Warrants (the “Shareholder Approval” and the date of the Articles Amendment following the applicable shareholder approval, the “Initial Exercise Date”) and will not expire until exercised in full. The initial exercise price of the Pre-Funded Warrants is $0.001 per underlying ordinary share. The exercise price and number of ordinary shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting ordinary shares. A holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder to a maximum of 19.99% pursuant to the requirements of applicable rules (the “Ownership Cap”).

The Ordinary Warrants will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying ordinary share. The exercise price and number of ordinary shares issuable upon exercise of the Ordinary Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the ordinary shares. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding ordinary shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

Also on July 29, 2025, we entered into a Registration Rights Agreement with the Purchasers under each of the Purchase Agreements. In connection with the Initial Purchase Agreement, we entered into a Registration Rights Agreement relating to the resale of the Initial Shares and the ordinary shares underlying the Initial Pre-Funded Warrants along with a second Registration Rights Agreement relating to the ordinary shares underlying the Ordinary Warrants (the “Initial Registration Rights Agreements” and the “Subsequent Registration Rights Agreement,” respectively, and together, the “Registration Rights Agreements”), which provides that we will register with the SEC the resale of the (i) Initial Shares and the ordinary shares issuable upon exercise of the Initial Pre-Funded Warrants no later than 10 business days following the date of the Initial Closing and to register the ordinary shares issuable upon exercise of the Ordinary Warrants along with the Subsequent Shares and ordinary shares issuable upon exercise of each of the Subsequent Pre-Funded Warrants no later than 5 business days, as defined in the Purchase Agreements, following the date of the Shareholder Approval. We have agreed to use our commercially reasonable efforts to have the registration statements declared effective as soon as practicable after being filed, subject to certain exceptions. We have also agreed to, among other things, indemnify each Purchaser, its officers, directors, agents and each person who controls such Purchaser under the registration statement from certain liabilities and pay all reasonable expenses (excluding any underwriting discounts and commissions) incident to our obligations under the Registration Rights Agreement.

Contemporaneously with the execution of the Purchase Agreements, we entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”), pursuant to which, among other things, the Sponsor agreed to provide services (the “Services”), prior to the Initial Purchase Agreement, services rendered relating to our consideration received in the Initial Purchase Agreement, and, following the Initial Purchase Agreement, services relating to the digital asset ecosystem, including bitcoin and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services and other strategic advice regarding our bitcoin treasury strategy. The Sponsor shall be entitled to receive, on a quarterly basis, an advisory fee equal to 0.125% of the value of the cryptocurrency assets held by the Company, plus VAT (if applicable), as determined by the Sponsor in a commercially reasonable manner and in good faith by reference to Coinbase, or such other pricing source(s) as agreed between the Sponsor and the Company from time to time.

In consideration of the Services (the “Equity Consideration”), we have agreed to issue to the Sponsor such number of ordinary shares equal to 5.0% of the total number of ordinary shares outstanding on a fully-diluted, as converted basis, following the completion of the Initial Closing. Subject to shareholder approval, at, and as part of the completion of, the Subsequent Closing, we have agreed to sell to the Sponsor that number of Units (as defined below) that is equal to 5.0% of the total number of ordinary shares outstanding on a fully-diluted, as converted basis, as have been or are being issued by us (whether as ordinary shares or other securities convertible, exchangeable or otherwise exercisable into ordinary shares) following the completion of the Subsequent Closing. The purchase price per Unit will be the greater of: (x) U.S. $0.01 and (y) the then-existing nominal (par) value of an ordinary share. Each “Unit” will consist of one ordinary share and (y) three warrants, each to purchase one ordinary share as further described below; provided, however, that in no event shall such issuance cause the Sponsor to exceed a beneficial ownership of greater than 4.99% of the Company, and any ordinary shares to be issued to Sponsor in excess of such 4.99% shall instead be issued in the form of pre-funded warrants (the “Sponsor Pre-Funded Warrants”), which are substantially similar to the terms of the Pre-Funded Warrants.

We have also agreed that in the event of certain equity or equity-linked financing during the term, the Sponsor shall be entitled to receive grants of equity in the form of ordinary shares equal to 5.0% of the number of ordinary shares issued or issuable pursuant to such financing.

The Sponsor Warrants, issued in three tranches, will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying ordinary share. The exercise price and number of ordinary shares issuable upon exercise of the Sponsor Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the ordinary shares. A holder may not exercise any portion of such holder’s Sponsor Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding ordinary shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

To the extent we grant rights to have securities registered with the SEC to investors in the future during the term of the Sponsor Support Agreement, we have agreed that the Sponsor shall be granted the same rights and be subject to the same obligations and restrictions as such investors, and shall be made a party to any applicable registration rights agreement entered into in connection with any such future financing. We have also agreed to use commercially reasonable efforts to register any securities sold to the Sponsor that are not otherwise required to be registered pursuant to a registration rights agreement by filing a resale registration statement on (or as promptly thereafter as practicable) each of May 15 and November 15 of each calendar year commencing in 2026, subject to certain conditions as provided in the Sponsor Support Agreement.

The Sponsor Support Agreement shall continue for an initial term of ten (10) years and will terminate as permitted therein.

In addition, the Company and the Sponsor also entered into a Sponsor Rights Agreement, which provides the Sponsor with certain director nomination rights and provides that the Sponsor shall be eligible to receive certain information from the Company, subject to the terms of a confidentiality agreement.

●	Leadership changes

At the Initial Closing, our board of directors appointed Jordan Fried to the position of Chief Executive Officer and to serve on the Company’s board of directors, effective as of the Initial Closing and until the extraordinary general meeting of the Company’s shareholders (as may be adjourned), scheduled to be held on September 19, 2025 (the “Meeting”), and subject to his re-election as director at the Meeting, until the first annual general meeting of the Company’s shareholders following the date of the Meeting at which the class on which Mr. Fried is designated to serve is brought for re-election and until his successor is elected and qualified or until such earlier time as his office is vacated.

In connection with his appointment as Chief Executive Officer, Mr. Fried entered into a Consulting Agreement with the Company (the “Consulting Agreement”), pursuant to which Mr. Fried shall perform management services for the Company and serve as Chief Executive Officer of the Company. The Consulting Agreement shall be for an unlimited term, unless terminated by either party by giving the other party prior written notice of 90 days (and may also be terminated immediately by the Company upon the occurrence of certain customary events). In consideration for his services, the Company will pay Mr. Fried $1.00 per year and will grant him, upon shareholder approval, equity-based compensation in the form of performance-based restricted stock units constituting 5% of all outstanding shares of the Company as of the date of grant (which shall be the date of shareholder approval), including the Subsequent Shares (the “Fried RSUs”). The Fried RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Fried remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Fried RSUs for each full calendar month thereafter (such that 100% of the Fried RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested Fried RSUs next scheduled to vest, to the extent any Fried RSUs remain unvested (or, if less than 25% of the Fried RSUs remain unvested, all of the then-remaining unvested Fried RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Stock Price Thresholds”), subject to Mr. Fried remaining in service as of the date of achievement of a Stock Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00. A Stock Price Threshold shall be deemed achieved in accordance with the foregoing if the volume-weighted average price of the Company ordinary shares on Nasdaq during a period of 30 consecutive calendar days, equals or exceeds the applicable Stock Price Threshold.

At the Initial Closing, our board of directors appointed Samer Haj-Yehia and Todd Thomson to serve on the Company’s board of directors. Messrs. Haj-Yehia and Thomson are serving as directors, effective as of the Initial Closing and until the Meeting, and subject to their respective re-election as directors at the Meeting, until the first annual general meeting of the Company’s shareholders following the date of the Meeting at which the respective class on which they are designated to serve is brought for re-election and until their respective successors are elected and qualified or until such earlier time as their respective office is vacated. In addition, on July 31, 2025, immediately before Messrs. Fried’s, Haj-Yehia’s and Thomson’s appointment to the Company’s board of directors, Sanqiang (Larry) Wang and Doron Meir Vadai resigned from the Company’s board of directors and their respective positions on the committees of the Company’s board of directors.

●	Director Compensation

In consideration for his services and subject to shareholder approval, the Company has agreed to pay Avi Cohen, the Company’s Executive Chairman of the Board, a one-time cash bonus of 1% of the amount of proceeds raised by the Company through the Subsequent Closing, up to a cap of $2,000,000 and subject to Mr. Cohen remaining in service as of such date. The Company will also grant, subject to shareholder approval, Mr. Cohen equity-based compensation in the form of performance-based restricted stock units constituting 2.5% of all outstanding shares of the Company as of the date of grant (which shall be the date of shareholder approval), including the Subsequent Shares (the “Cohen RSUs”). The Cohen RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Cohen remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Cohen RSUs for each full calendar month thereafter (such that 100% of the Cohen RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested Cohen RSUs next scheduled to vest, to the extent any Cohen RSUs remain unvested (or, if less than 25% of the Cohen RSUs remain unvested, all of the then-remaining unvested Cohen RSUs), shall accelerate and immediately vest upon the attainment of each of the Stock Price Thresholds, subject to Mr. Cohen remaining in service as of the date of achievement of a Stock Price Threshold.

●	At-the-Market Offering

On July 29, 2025, we entered into a Sales Agreement (the “Sales Agreement”) with Chardan Capital Markets LLC (“Chardan”), as sales agent, pursuant to which we may offer and sell, from time to time through Chardan, ordinary shares. The offer and sale of the ordinary shares will be made initially pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-288280), previously declared effective by the SEC on July 9, 2025 (the “Registration Statement”), as supplemented by the prospectus supplement relating to the ordinary shares which may be issued from time to time pursuant to the Sales Agreement, dated July 29, 2025 (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, we may offer and sell up to $10.95 million of ordinary shares (the “Shares”).

Under the Sales Agreement, Chardan may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the ordinary shares.

We may instruct Chardan not to sell Shares if the sales cannot be effected at or above the price designated by us from time to time. We are not obligated to make any sales of Shares under the Sales Agreement. The aggregate compensation payable to Chardan as sales agent is an amount equal to 3.0% of the aggregate gross sales price of the Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

As of August 27, 2025, we have sold and issued a total of 119,820 ordinary shares under the Sales Agreement, at a share price range of $2.0 to $2.2 per share.

●	Cost reduction and restructuring initiative

On June 23, 2025, we announced that as part of the efforts to enhance execution, our board of directors has approved a company-wide cost reduction and restructuring initiative designed to reduce operating costs, and enable greater business flexibility.

●	Standby Equity Purchase Agreement with Yorkville

On November 11, 2024, we entered into a Standby Equity Purchase Agreement with Yorkville (the “SEPA”), pursuant to which, and subject to customary conditions, we have the right, but not the obligation, to sell and issue to Yorkville from time to time (each such occurrence, an “Advance”) during the two-year period following the execution date of the SEPA, such amount of the ordinary shares for an aggregate purchase price of up to $12,000,000 in accordance with the terms of the SEPA (the “Commitment Amount”). Pursuant to the terms of the SEPA, any ordinary shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily volume weighted average price of the ordinary shares during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance notice to Yorkville. We may also specify a certain minimum acceptable price per share in each Advance.

Pursuant to the SEPA, we paid Yorkville an initial commitment fee in the amount of $100,000 (the “Initial Commitment Fee”), which was paid with a number of ordinary shares equal to the Initial Commitment Fee divided by the average of the daily volume weighted average price of the ordinary shares during the five consecutive trading days immediately prior to the date of the SEPA (the “Initial Commitment Shares”). Accordingly, we issued 39,381 ordinary shares to Yorkville as the Initial Commitment Shares. In addition, we shall pay Yorkville a deferred commitment fee in the amount of $100,000 (the “Deferred Commitment Fee”) within five trading days of the date upon which we have first received Advances with an aggregate purchase price of $3,000,000 (“Deferred Fee Date”), which may be paid by the issuance to Yorkville of such number of ordinary shares that is equal to the Deferred Commitment Fee divided by the average of the daily VWAPs of the ordinary shares during the five consecutive trading days immediately prior to the Deferred Fee Date or may be paid in cash (which may be paid from the proceeds of an Advance), at the option of the Company.

As of August 27, 2025, we have sold and issued to Yorkville a total of 394,546 ordinary shares pursuant to Advances provided to Yorkville, at a share price range of $0.8 to $1.1 per share.

Comparison of the Six Months Ended June 30, 2025 to the Six Months Ended June 30, 2024

Results of Operations

The following table sets forth our results of operations data for the periods presented:

	Six months ended June 30,
	2025	2024
	US dollars in thousands (unaudited)
Revenues	247	543
Cost of revenue	1,792	751
Gross loss	(1,545)	(208)
Research and development, net	2,352	2,429
Sales and marketing	998	830
General and administrative	1,950	1,792
Operating loss	(6,845)	(5,259)
Finance income (expenses), net	(200)	22
Net loss	(7,045)	(5,237)
Net loss per ordinary share attributable to shareholders - basic and diluted	(0.61)	(0.59)
Weighted average ordinary shares outstanding – basic and diluted	11,549	8,854

As a result of the net loss of $7,045 thousand for the six months ended June 30, 2025, the Company’s shareholders’ equity amounted to $(146) thousand. With the closing of the Initial Private Placement, which took place in July 2025, the Company’s management believes that the Company currently meets the minimum listing requirements of the Nasdaq Stock Market as they relate to shareholders’ equity.

Cost of Sale

	Six months ended June 30,
	2025	2024
	US dollars in thousands (unaudited)
Cost of Sales	1,792	751

For the six months ended June 30, 2025 and for the six months ended June 30, 2024, cost of revenue primarily consisted of cost of goods sold and inventory fair value adjustment.

The Company recorded an inventory write-off of $1,227 thousand and $185 thousand during the six months periods ended June 30, 2025, and June 30, 2024, respectively. In addition, the Company recorded inventory write-offs of $341 thousand and $0 during the six months ended June 30, 2025, and June 30, 2024, respectively, related to raw materials which are not expected to be used during the future production process.

Operating Expenses

	Six months ended June 30,
	2025	2024
	US dollars in thousands (unaudited)
Research and development, net	2,352	2,429
Sales and marketing, net	998	830
General and administrative	1,950	1,792
Total operating expenses	5,300	5,051

Research and Development Expenses, Net

For the six months ended June 30, 2025, research and development expenses, net, decreased by $77 thousand, from $2,429 thousand for the six months ended June 30, 2024, to $2,352 thousand for the six months ended June 30, 2025.

For the six months ended June 30, 2025, and June 30, 2024, grants from government and others, in the amounts of $0 and $17 thousand, respectively, were deducted from research and development expenses.

Research and development activities for the six months ended June 30, 2025, were primarily related to the completion of the new ZOOZTER™-100 design, aimed at reducing production costs through optimized bill of materials, assembly, and integration processes. The slight decrease in R&D expenses reflects that the prior period included the full cost of the cost reduction project, whereas in the current period expenses were mainly related to the production of two prototypes.

Sales and Marketing Expenses

Sales and marketing expenses increased by $168 thousand, from $830 thousand for the six months ended June 30, 2024, to $998 thousand for the six months ended June 30, 2025. The increase for the six months ended June 30, 2025, compared to the comparable period of 2024 was mainly attributed to higher sales personnel costs in Germany and France. In addition, no grants from NYPA were deducted from sales and marketing expenses in the six months ended June 30, 2025, whereas grants totaling $180 thousand were deducted in the comparable period of 2024.

General and Administrative Expenses

General and administrative expenses increased by $158 thousand, from $1,792 thousand for the six months ended June 30, 2024, to $1,950 thousand for the six months ended June 30, 2025. The increase in the six months ended June 30, 2025, compared to the comparable period of 2024, was primarily attributed to higher legal expenses associated with the Company’s listing on Nasdaq and to higher professional fees and other costs related to capital-raising activities.

Financial Income (expenses), Net

Financial expenses, net, for the six months ended June 30, 2025, increased to net expenses of $200 thousand, compared to net income of $22 thousand for the comparable period of 2024. The increase was primarily attributed to fluctuations in foreign exchange rates and a reduction in interest income on bank deposits, resulting from shorter deposit durations. In addition, the Company recorded six months of interest expense on promissory notes in 2025, compared to three months in the prior period. Changes in the fair value of warrants also contributed to the increase, with a fair value loss of $104 thousand recognized in the current period compared to a fair value gain of $25 thousand in the prior period.

Liquidity and Capital Resources

Overview

ZOOZ has historically funded its operations primarily from private placements of its equity securities and public offerings of its securities following its initial public offering on the Tel-Aviv Stock Exchange, as well as the Business Combination and Merger between ZOOZ, Keyarch Acquisition Corporation and the other parties thereto, which was consummated on April 4, 2024, and from the SEPA. As of June 30, 2025, ZOOZ had $2,452 thousand in cash and cash equivalents.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The Company has net losses for the six months ending June 30, 2025, and June 30, 2024, in the amounts of $7,045 thousand $5,237 thousand and negative cash flows from operating activities in the amounts of $4,950 thousand and $6,040 thousand, respectively.

The Company’s cash balance as of June 30, 2025, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including additional investment funding. There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The table below presents our cash flow for the periods indicated.

	Six months ended June 30,
	2025	2024
	US dollars in thousands (unaudited)
Net cash used in operating activities	(4,950)	(6,040)
Net cash used in investing activities	(91)	(3,538)
Net cash provided by financing activities	34	10,727

Cash Flows from Operating Activities

Cash flows used in operating activities for the six months ended June 30, 2025, decreased by $1,090 thousand from $6,040 thousand for the six months ended June 30, 2024, to $4,950 thousand for the six months ended June 30, 2025. The decrease was primarily attributed to a reduction in payments for Directors & Officers (D&O) insurance premiums.

Cash Flows from Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2025, decreased by $3,447 thousand, from $3,538 thousand for the six months ended June 30, 2024, to $91 thousand for the six months ended June 30, 2025. The decrease was primarily attributed to a reduction in investment in short-term deposits.

Cash Flows from Financing Activities

Cash flows provided from financing activities for the six months ended June 30, 2025, decreased by $10,693 thousand, from proceeds of $10,727 thousand during the six months ended June 30, 2024, to $34 thousand for the six months ended June 30, 2025. The decrease primarily reflects the absence of significant fundraising activity in the current period, compared to the prior period in which the Company raised $10,727 thousand. The $34 thousand raised during the six months ended June 30, 2025, was received pursuant to sales of 39,508 ordinary shares under the SEPA.

Significant Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included under Note 2 to the financial statements included in the Company’s 2024 Annual Report.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this Report of Foreign Private Issuer on Form 6-K include statements regarding the timing, size and completion (including the ability to meet the required closing conditions such as the ability to get shareholder approval) of the Subsequent Private Placement, the anticipated use of proceeds from each of the Initial Private Placement and the Subsequent Private Placement, the implementation of the Company’s Bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause the Company’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on the Company’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new bitcoin treasury program; the risk that the Company’s share price may be highly correlated to the price of the bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purpose; general market, political, and economic conditions in the countries in which the Company operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are identified under the heading “Risk Factors” in the Announcement 6-K and under the heading “Risk Factors” in the 2024 Annual Report, and in other filings that the Company makes and will make with the SEC in the future. The Company expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.